Exhibit 1.02

Conflict Minerals Report

Conflict Minerals Disclosure

This Conflict Minerals Report for Aegion Corporation (“Aegion,” “the Company,” “we,” “us” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2013.

The Securities and Exchange Commission (“SEC”) adopted Rule 13p-1 to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the 3TG in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the 3TG in its products.

If a registrant has reason to believe that any of the 3TG in its supply chain may have originated in a Covered Country, or if the registrant is unable to determine the country of origin of those 3TG, then the registrant must exercise due diligence on the source and chain of custody of the 3TG, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

Aegion specializes in infrastructure protection and maintenance by providing proprietary technologies and services to protect against the corrosion of industrial pipelines; rehabilitate and strengthen water, wastewater, energy and mining piping systems and buildings, bridges, tunnels and waterfront structures; and utilize integrated professional services in engineering, procurement, construction, maintenance, and turnaround services for a broad range of energy related industries. Aegion’s business activities include manufacturing, distribution, maintenance, construction, installation, coating and insulation, cathodic protection, research and development and licensing.

Supply Chain Overview

We rely on our direct suppliers to provide information on the origin of 3TG contained in components and materials supplied to us, including sources supplied to them from lower tier suppliers.

We conducted an analysis of the products we manufacture or contract to manufacture that were likely to contain 3TG and defined our supply chain conflict minerals due diligence scope of work by including those suppliers that provide components and manufacturing activities that are likely to contain 3TG (“Identified Suppliers”). We adopted the standard Conflict Minerals reporting templates (“CMRT”) established by the Conflict Free Sourcing Initiative (“CFSI”) and requested Identified Suppliers complete the CMRT.

Reasonable Country of Origin Inquiry and Due Diligence

Our reasonable inquiry into the source countries of 3TG found in our products was designed to provide a reasonable basis for us to determine whether we source 3TG from Covered Countries. We designed our due diligence program to conform generally with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively “OECD Guidance”).

For the reporting period from January 1 to December 31, 2013, we conducted an analysis of our products and determined that 3TG can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

For 2013, we conducted due diligence on the source and chain of custody of such 3TG. However, the result of such due diligence was that we were not able to obtain adequate information from our supply chain to be able to make any determination as to the source of the 3TG and, therefore, we have determined that the products for which conflict minerals are necessary to the functionality or production are DRC conflict undeterminable.

Due Diligence Process

Below are the steps that have been taken by Aegion for the reporting period January 1 through December 31, 2013 in compliance of OECD Guidance:

Management System for Conflict Minerals

We structured our internal management system so as to assign and empower the Compliance Department to exercise and support supply chain due diligence, in collaboration with a cross-functional team of subject matter experts from relevant functions such as purchasing, legal, manufacturing, research and development, and finance.

We have adopted a policy relating to 3TG, incorporating the standards set forth in OECD Guidance.  Aegion’s policy is to avoid the use of 3TG that directly or indirectly finance or benefit armed groups in Covered Countries. To achieve this objective, the Company has and will continue to survey its suppliers to understand the origin of 3TG in its products and expects its suppliers to adopt similar policies and procedures and to supply materials to the Company that are not financing or benefiting armed groups in the Covered Countries.

We established a record maintenance mechanism in an electronic database to ensure the retention of relevant documentation with respect to our 3TG due diligence efforts.

Identify and Assess Risk in Our Supply Chain and Steps to Mitigate Risk

Given the complexity of our supply chain, we envision that it will take time for the majority of our suppliers to verify the origin of all 3TG. There may be many third parties in the supply chain between our direct suppliers and the original sources of 3TG. Accordingly, we rely on our direct suppliers to provide information on the origin of 3TG contained in components which are included in our products. Moreover, we believe that the smelters and refiners of 3TG are best situated to identify the sources of 3TG, and therefore we have taken steps to identify the applicable smelters and refiners of 3TG in the Company’s supply chain.

The methods we used to try to determine the origin of 3TG in our products included:

•
Sending emails and letters and making phone calls to our Identified Suppliers, explaining the rule, requesting their assistance in complying with the rule, and directing our suppliers to the online training and instructions available;

•	soliciting survey responses from our Identified Suppliers, using CMRTs;

•	reviewing responses that we received from our Identified Suppliers and following up on inconsistent, incomplete, and inaccurate responses; and

•	sending reminders to Identified Suppliers who did not respond to our requests for information.

As of the date of this report, we continue to work with our suppliers to ascertain the ultimate source of 3TG. Using our supply chain due diligence process, we hope to further develop transparency into our supply chain.

Further Due Diligence Steps

We intend to undertake the following next steps to improve the due diligence process and to gather additional information, which will assist us to determine whether the 3TG we utilize benefit armed groups contributing to human rights violations:

•	Enhance supplier communication and direct them to training resources to attempt to increase the response rate and improve the content of supplier survey responses;

•	Expand the number of suppliers requested to supply information as appropriate;

•
Compare survey results to information collected via independent conflict free smelter programs such as the Electronics Industry Citizenship Coalition (“EICC”) Global e-Sustainability Initiative Conflict Free Smelter program;

•	Encourage suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor;

•	Make modifications to our supplier contracts and purchase orders to address conflict minerals; and

•	Engage in industry initiatives encouraging “conflict-free” supply chains.

Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Aegion does not have a direct relationship with 3TG smelters and refiners, nor do we perform audits of these entities that provide our supply chain of the 3TG. We rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

Independent Audit

Aegion is not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2013 because Aegion’s relevant products are identified to be DRC conflict undeterminable following the due diligence process discussed above.